FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS REPORT

Second Quarter and First Six Months 2008 Earnings Report

July 28, 2008

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter and first six months of 2008.

Effective January 1, 2008, ICA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the end of inflation adjustments to financial statements, are summarized in the Notes section of this report.

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period.

Summary				6 months
(Ps. million)	2Q07	2Q08	% Var	2007	2008	% Var
Revenues	5,649	6,227	10	10,490	11,448	9
Operating Income	403	352	(13)	666	741	11
Consolidated net income	227	93	(59)	370	293	(21)
Net Income of Majority Interest	121	64	(47)	146	93	(37)
Adjusted EBITDA	543	596	10	989	1,185	20
Operating Margin	7.1%	5.7%		6.3%	6.5%
Adjusted EBITDA Margin	9.6%	9.6%		9.4%	10.4%
EPS (Ps.)	0.30	0.13		0.36	0.19
EPADS (US$)	0.12	0.05		0.14	0.07
Construction backlog	29,118	37,352	28

2Q08 Highlights

•

Revenues increased 10% to Ps. 6,227 million. Construction revenues (76% of the total) rose 4%. Infrastructure and Housing revenues increased 27% and 49%, respectively, and together generated 24% of total revenues.

•

Operating income decreased 13% to Ps. 352 million, with an operating margin of 5.7%. The reduction was principally the result of the review of the expected profitability of the Chicontepec I oil field project upon completion and the margins on the mix of projects under execution.

•

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 10% to Ps. 596 million, with an Adjusted EBITDA margin of 9.6%. Further adjusted for net interest expense included in cost of sales, the margin increased to 10.4%.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 Berenice.munoz@ica.com.mx

EARNINGS REPORT

•

Construction backlog was Ps. 37,352 million as of June 30, 2008, equivalent to 24 months of work based on second quarter construction revenues. The ratio of new contracts to execution of backlog was 2.7.

•

New projects and project increases added to backlog totaled Ps. 12,980 million. These included Line 12 of the Mexico City Metro (Ps. 7,924 million), the Rio de los Remedios-Ecatepec expressway (Ps. 2,672 million), and new Rodio projects (Ps. 433 million). In industrial construction, there were increases in the steel plant for AHMSA (Ps. 517 million) and an increase in Package II of the Minatitlan refinery reconfiguration project (Ps. 351 million), among others.

•

Total debt as of June 30, 2008 was Ps. 13,474 million, an increase of Ps. 2,017 million as compared to June 30, 2007. The increase reflects new borrowings to finance projects under construction. Net debt was Ps. 7,470 million.

•	ICA recorded consolidated net income of Ps. 93 million in 2Q08, as compared to Ps. 227 million in 2Q07. Majority net income was Ps. 64 million, as compared to Ps. 121 million in the prior-year period.

Overview of the Quarter

During the second quarter, revenues increased 10%, costs rose 12%, and general and administrative expenses increased 8%, as compared to 2Q07. As a percentage of revenues, general and administrative expenses fell to 9.3% of revenues from 9.5% in the prior-year period.

Backlog as of the end of the second quarter of 2008 reflects a recovery in contracting for civil construction projects and concessions. However, clients in both the public and private sectors have delayed contracting new industrial projects.

Industrial construction recorded the net effect of a Ps. 62 million increase in costs, incurred principally as a result of the review of the expected profitability of the Chicontepec I project upon completion.

The rising cost of steel and other raw materials is affecting the profitability of certain fixed price projects, particularly in Civil Construction. Rising prices for electricity and contracted services are also affecting Airports margins.

The appreciation of the exchange rate affected contract values and revenues from projects denominated in dollars. Thirty percent of backlog is denominated in foreign currency, principally dollars. This effect was partially offset by the exchange rate effect on dollar denominated debt, which accounted for 29% of ICA’s total debt as of June 30, 2008.

INVESTOR RELATIONS	www.ica.com.mx	2/22

EARNINGS REPORT

Consolidated Results of Operations

				6 months
(Ps. million)	2Q07	2Q08	% Chg	2007	2008	% Chg
Revenues	5,649	6,227	10	10,490	11,448	9
Costs	4,710	5,296		8,854	9,638
General and administrative expenses	536	579		971	1,069
Operating Income	403	352	(13)	666	741	11
Other Income (Loss) Net	(38)	(3)		(71)	(97)
Financing Cost (Income), net	169	183		304	305
Share in Net Income of Affiliates	21	(97)		19	(195)
Taxes	66	(18)		82	44
Consolidated Net Income	227	93	(59)	370	293	(21)
Net Income of Minority Interest	105	29		224	201
Net Income of Majority Interest	121	64	(47)	146	93	(37)

EPS (Ps.)	Ps. 0.30	Ps. 0.13		Ps. 0.36	Ps. 0.19
EPADS (US$)	US$ 0.12	US$ 0.05		US$ 0.14	US$ 0.07
Weighted average shares (millions)	406.89	498.13		405.24	498.09

Second quarter 2008

Revenues were Ps. 6,227 million, an increase of 10%. The increase in revenues was principally due to increases in Civil Construction, Housing, and Infrastructure revenues, which were partially offset by decreases in Industrial Construction and Rodio revenues. Revenues generated in Mexico represented 88% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 39% of the total.

Cost of sales was Ps. 5,296 million, as compared to Ps. 4,710 million in 2Q07. Cost of sales was 85% of revenues as compared to 83% in the prior-year period. The increase in costs reflects the rising price of raw materials as well as the review of the expected profitability of the Chicontepec I project upon completion.

General and administrative expenses totaled Ps. 579 million, a Ps. 43 million increase as compared to 2Q07. General and administrative expenses were 9.3% of revenues in 2Q08, as compared to 9.5% in 2Q07.

Operating income was Ps. 352 million, a decrease of 13%, principally as a result of higher costs as a proportion of sales. The Construction segment contributed 7% of operating income, Housing 14%, and Infrastructure 79%. Other (corporate costs and non-strategic operations in process of divestment) was a loss of Ps. 4 million, or 1% of the total. The consolidated operating margin was 5.7%, as compared to 7.5% in 2Q07.

Other income (expense), net was an expense of Ps. 3 million, as compared to an expense of Ps. 38 million in the prior-year period.

Integral financing cost in 2Q08 was Ps. 183 million as compared to Ps. 169 million in 2Q07. The increase is the net effect of lower interest expense, despite an increase in total debt, lower interest income, the elimination of monetary adjustments from the application of NIF B-10, and an increase in the exchange loss. See the debt section below.

Share of net income of unconsolidated affiliates was a loss of Ps. 97 million, compared to a gain of Ps. 21 million in the prior-year period. The composition of this line item is shown in the following table.

INVESTOR RELATIONS	www.ica.com.mx	3/22

EARNINGS REPORT

Share in net income of unconsolidated affiliates				6 months
	2Q07	2Q08	% Var	2007	2008	%Var
Red Concesionaria de Occidente (RCO)	-	(106)	-	-	(199)	-
Suministros Aguas Querétaro	-	2	-	-	(1)	-
Proactiva Medio Ambiente México	16	14	(14)	3	22	587
Operations in Peru	6	6	(3)	7	6	(13)
Others	(2)	(14)	772	9	(24)	n.m.
Total	21	(97)	n.m.	19	(195)	n.m.

The loss corresponds principally to ICA’s participation in Red de Carreteras de Occidente (RCO), the operator of the FARAC I tollroad package, and is a result of debt service costs on the project’s debt. This was partially offset by income from Pro Media Ambiente México and gains on real estate operations in Peru.

Income before taxes totaled Ps. 76 million in the second quarter, as compared to Ps. 293 million in 2Q07.

Taxes. There was a net tax credit of Ps. 18 million, which is the result of a provision for taxes of Ps. 134 million and the recovery of taxes of Ps. 152 million.

Consolidated net income was Ps. 93 million, as compared to Ps. 227 million in 2Q07.

Net income of minority interest was Ps. 29 million, as compared to Ps.105 million in 2Q07. Of the total, Airports accounted for Ps. 62 million.

Net income of majority interest was Ps. 64 million, as compared to net income of Ps. 121 million in 2Q07.

•	Earnings per share were Ps. 0.13.
•	Earnings per ADS were US$0.05.

First six months 2008

Revenues were Ps. 11,448 million, an increase of 9% as compared to Ps. 10,490 million in the 2007 period. All segments except Industrial Construction reported increases in revenues.

Operating income was Ps. 741 million, an increase of 11% as compared to Ps. 666 million in the prior-year period.

Consolidated net income was Ps. 293 million, compared to net income of Ps. 370 million in the first six months of 2007.

Net income of majority interest was Ps. 93 million, compared to net income of Ps. 146 million in the 2007 period.

•	Earnings per share were Ps. 0.19.
•	Earnings per ADS were US$0.07.

Statement of Cash Flows. During the first six months of 2008, net cash used in operations was Ps. 1,429 million, and cash used in investing activities was Ps. 2,286 million. The former was financed with net cash from financing activities of Ps. 2,874 million and use of cash. The statement of cash flows is not comparable to the statement of changes in financial condition presented during 2007.

INVESTOR RELATIONS	www.ica.com.mx	4/22

EARNINGS REPORT

Adjusted EBITDA

				6 months
(Ps. million)	2Q07	2Q08	% Var	2007	2008	% Var
Net income of majority interest	121	64	(47)	146	93	(37)
Adjusted for:
Net Income of Minority Interest	105	29		224	201
Taxes	66	(18)		82	44
Share in Net Income of Affiliates	21	(97)		19	(195)
Integral financing cost	169	183		304	305
Other (Income) Loss, Net	(38)	(3)		(71)	(97)
Depreciation and amortization	140	244		322	444
Adjusted EBITDA	543	596	10	988	1,185	20
Adjusted EBITDA Margin	9.6%	9.6%		9.4%	10.4%
+ Net interest expense included in cost of sales	61	51		379	314
Adjusted EBITDA + net interest expense in cost of sales	604	647		1,367	1,499
Adjusted EBITDA plus interest margin	10.7%	10.4%		13.0%	13.1%

Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA.

Adjusted EBITDA in 2Q08 increased 10% to Ps. 596 million, with an Adjusted EBITDA margin of 9.6%. Increased Adjusted EBITDA in Civil Construction and Infrastructure more than offset reductions in Rodio, Industrial Construction, Housing, and Other.

Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) loss, net, and (vi) depreciation and amortization. ICA’s management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of net income of majority interest to Adjusted EBITDA in the table above.

Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, was Ps. 647 million in 2Q08, with a margin of 10.4%. Interest expense included in cost of sales results from projects in Housing, the La Yesca hydroelectric project, and the Irapuato-La Piedad and Queretaro-Irapuato highway Public Private Partnership (PPP) projects, principally.

INVESTOR RELATIONS	www.ica.com.mx	5/22

EARNINGS REPORT

Business Unit Performance

					6 months
(Ps. million)		2Q07	2Q08	% Var	2007	2008	% Var
Construction	Revenues	4,545	4,745	4	8,457	8,841	5
	Operating Income	176	25	(86)	218	124	(43)
	Adjusted EBITDA	222	100	(55)	325	260	(20)
	Operating Margin	3.9%	0.5%		2.6%	1.4%
	Adj.EBITDA Margin	4.9%	2.1%		3.8%	2.9%
Housing Development	Revenues	458	684	49	810	1,092	35
	Operating Income	26	50	89	44	66	50
	Adjusted EBITDA	29	47	58	49	67	36
	Operating Margin	5.7%	7.3%		5.4%	6.0%
	Adj.EBITDA Margin	6.4%	6.8%		6.1%	6.2%
Infrastructure	Revenues	652	828	27	1,242	1,589	28
	Operating Income	240	282	18	465	596	28
	Adjusted EBITDA	324	451	39	656	896	37
	Operating Margin	36.8%	34.1%		37.4%	37.5%
	Adj.EBITDA Margin	49.7%	54.4%		52.8%	56.4%
Other*	Revenues	(7)	(30)		(19)	(75)
	Operating Income	(39)	(4)		(60)	(45)
Consolidated	Revenues	5,649	6,227	10	10,490	11,448	9
	Operating Income	403	352	(13)	685	741	11
	Adjusted EBITDA	543	596	10	1,007	1,185	20
	Operating Margin	7.1%	5.7%		6.5%	6.5%
	Adj.EBITDA Margin	9.6%	9.6%		9.6%	10.4%
* Includes corporate and consolidation effects, and non-strategic assets being divested, that may occasionally generate revenues.

INVESTOR RELATIONS	www.ica.com.mx	6/22

EARNINGS REPORT

Construction

					6 months
(Ps. million)		2Q07	2Q08	%Var	2007	2008	% Var
Construction Total	Revenues	4,545	4,745	4	8,457	8,841	5
	Operating Income	176	25	(86)	218	124	(43)
	Adjusted EBITDA	222	100	(55)	325	260	(20)
	Operating Margin	3.9%	0.5%		2.6%	1.4%
	Adj.EBITDA Margin	4.9%	2.1%		3.8%	2.9%
Civil Construction	Revenues	1,912	2,353	23	3,712	4,117	11
	Operating Income	74	70	(6)	99	91	(8)
	Adjusted EBITDA	91	115	27	142	165	17
	Operating Margin	3.9%	3.0%		2.7%	2.2%
	Adj. EBITDA Margin	4.7%	4.9%		3.8%	4.0%
Industrial Construction	Revenues	2,146	1,940	(10)	3,889	3,854	(1)
	Operating Income	83	(50)	160)	97	21	(78)
	Adjusted EBITDA	96	(32)	(133)	124	55	(55)
	Operating Margin	3.9%	2.6%		2.5%	0.5%
	Adj. EBITDA Margin	4.5%	(1.6)%		3.2%	1.4%
Rodio Kronsa	Revenues	487	451	(7)	856	870	2
	Operating Income	19	5	(74)	22	12	(43)
	Adjusted EBITDA	35	16	(55)	59	39	(33)
	Operating Margin	3.9%	1.1%		2.5%	1.4%
	Adj.EBITDA Margin	7.2%	3.5%		6.9%	4.5%

Construction segment revenues increased 4% in 2Q08 compared to the prior-year period. Civil Construction increased 23%, which offset reductions in Industrial Construction and Rodio of 10% and 7%, respectively. The operating margin was 0.5%. The segment generated Adjusted EBITDA of Ps. 100 million in 2Q08, with an Adjusted EBITDA margin of 2.1%.

Civil Construction

The projects that contributed most to revenues were:

•	La Yesca hydroelectric project (8.2% of construction revenues, with a scheduled completion date of June 2012);
•	The Queretaro – Irapuato highway PPP (4.3% of construction revenues, with a scheduled completion date of July 2009); and
•	The Naval Specialties hospital (3.8% of contruction revenues, with a scheduled completion date of October 2008).

Revenues increased 23% during the second quarter, as compared to 2Q07. The operating margin was 3.0%, as compared to 3.9% in 2Q07. The lower operating margin was the result of increased raw materials prices such as steel (up more than 50% in the first six months of 2008), which have not been reflected in the value of the contracts or are in negotiation to be included. This particularly affects fixed price contracts, where the increased costs are recorded but the value of the contract has not been changed. In addition, depreciation charges increased.

INVESTOR RELATIONS	www.ica.com.mx	7/22

EARNINGS REPORT

Adjusted EBITDA in this segment was Ps. 115 million, as compared to Ps. 91 million during 2Q07, with a margin of 4.9%.

Industrial Construction

The projects that contributed most to revenues in 2Q08 were:

•	Reynosa V and VI cryogenic plants for Pemex (10.2% of construction revenues, with a scheduled completion date of January 2009);
•	Package II of the Minatitlan refinery reconfiguration, (9.7% of construction revenues, with a scheduled completion date of December 2008); and
•	The Energia Costa Azul project for Sempra (4.7% of construction revenues, with a scheduled completion date of November 2009).

Revenues decreased 10% as a result of the process of completion and corresponding lower volume of work on the Minatitlan II refinery reconfiguration project, which was not offset by revenues from other large-scale projects. Results for the quarter include the net effect of a Ps. 62 million increase in costs incurred principally as a result of the review of the expected profitability of the Chicontepec I project upon completion.

The segment’s operating margin was (2.6)% of revenues. Industrial Construction Adjusted EBITDA was Ps. (32) million in 2Q08, compared to Ps. 96 million in 2Q07, with a margin of (1.6)%.

Rodio

Rodio accounted for 9.5% of total construction revenues. The most important projects were:

•	Porta Firal foundation work in Barcelona; the building will be the headquarters for Iberdrola.
•	Parking for the IKEA store in Barcelona.
•	Foundation for the new Portucel paper mill in Portugal.

ICA’s share of Rodio revenues was Ps. 451 million, a decrease of 7% as compared to Ps. 487 million in 2Q07. Operating income was Ps. 5 million, a decrease of 74% as compared to 2Q07. Rodio generated Adjusted EBITDA of Ps. 16 million, with an Adjusted EBITDA margin of 3.5%.

INVESTOR RELATIONS	www.ica.com.mx	8/22

EARNINGS REPORT

Housing Development

					12 months
(Ps. million)		2Q07	2Q08	% Var	2007	2008	% Var
Housing Development	Revenues	458	684	49	810	1,092	35
	Operating Income	26	50	89	44	66	50
	Adjusted EBITDA	29	47	58	49	67	36
	Operating Margin	5.7%	7.3%		5.4%	6.0%
	Adj EBITDA Margin	6.4%	6.8%		6.1%	6.2%
	Units sold	1,621	2,088	29	2,789	3,517	26
	Entry level	44%	54%		47%	54%
	Middle Income	19%	27%		19%	25%
	Economic	12%	15%		9%	16%
	Traditional	25%	4%		24%	4%

ViveICA, ICA’s housing subsidiary, sold 2,088 units during 2Q08, an increase of 29% compared to 1,621 units in 2Q07. As of June 30, 2008, ViveICA was developing 16 projects, located in ten states. ICA’s policy is to recognize revenue once the purchaser obtains financing or title to the unit after construction is completed.

Housing revenues increased 49% to Ps. 684 million, as compared to Ps. 458 million in the same period of 2007. The operating margin increased to 7.3% from 5.7% as a result of the mix of types of homes sold. The average unit sale price was approximately Ps. 328,000, an increase over the prior-year period. Housing Adjusted EBITDA in 2Q08 was Ps. 47 million, an increase of 58% compared to 2Q07, equivalent to an Adjusted EBITDA margin of 6.8%. Adjusted for Ps. 73 million in interest expense included in cost of sales, the margin was 10.7%.

The land reserve as of June 30, 2008 was 1,674 hectares, equivalent to more than 80,000 housing units in 14 projects in Aguascalientes, Cancún, Playa del Carmen, Ciudad Juárez, Mexico City, Mexico State, León, San Miguel de Allende, Querétaro, Tijuana, Guadalajara, and Veracruz.

The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	9/22

EARNINGS REPORT

Infrastructure

					12 months
(Ps. million)		2Q07	2Q08	% Var	2007	2008	% Var
Infrastructure	Revenues	652	828	27	1,242	1,589	28
	Operating Income	240	282	18	465	596	28
	Adjusted EBITDA	324	451	39	656	896	37
	Operating Margin	36.8%	34.1%		37.4%	37.5%
	Adj.EBITDA Margin	49.7%	54.4%		52.8%	56.4%
Airports	Revenues	474	504	6	923	1,006	9
	Operating Income	185	177	(4)	392	404	3
	Adjusted EBITDA	237	274	16	518	603	16
	Operating Margin	39.1%	35.2%		42.5%	40.1%
	Adj.EBITDA Margin	49.9%	54.4%		56.1%	60.0%
Other Concessions	Revenues	178	324	82	320	583	83
	Operating Income	54	105	92	73	192	164
	Adjusted EBITDA	87	176	101	138	293	112
	Operating Margin	30.5%	32.3%		22.8%	33.0%
	Adj.EBITDA Margin	49.1%	54.4%		43.2%	50.3%

Infrastructure revenues increased 27% to Ps. 828 million in 2Q08, as compared to Ps. 652 million in 2Q07, principally as a result of a significant increase in the volume of operations. Operating income was Ps. 282 million in 2Q08, an 18% increase as compared to the same period of 2007. The operating margin was 34.1%, a reduction compared to 36.8% in 2Q07. Adjusted EBITDA was Ps. 451 million, equivalent to an Adjusted EBITDA margin of 54.4%.

Airports

				12 months
(million passengers)	2Q07	2Q08	% Var	2007	2008	% Var
Total passenger traffic	3.48	3.66	5.0	6.85	7.41	8.2
Domestic	2.94	3.11	5.8	5.49	6.07	10.5
International	0.54	0.55	0.2	1.36	1.34	(1.1)
Cargo units (=100kg)	0.21	0.20	(3.1)	0.40	0.39	(3.2)
Total Workload Units	3.69	3.86	4.5	7.25	7.80	7.5

During 2Q08, 3.66 million terminal passengers were served in the 13 airports, a 5% increase as compared to the 3.48 million in the same period of 2007. Passengers on domestic flights accounted for 85% of the passenger total, and international passengers were 15%. Domestic passengers increased 5.8%, and international passengers increased 0.2% as compared to 2Q07. Monterrey airport accounted for 49% of total passengers.

Airport revenues, which include the operations of Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA), were Ps. 504 million, with a 35.2% operating margin. Adjusted EBITDA was Ps. 274 million, with an Adjusted EBITDA margin of 54.4%.

Aeronautical revenues rose 6.2% to Ps. 409 million in 2Q07. Non-aeronautical revenues increased 6.7% to Ps. 95 million. Aeronautical revenues represented 81% of the total, and non-aeronautical revenues 19%.

The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.

INVESTOR RELATIONS	www.ica.com.mx	10/22

EARNINGS REPORT

Other Concessions

Project (As of June’08)	Length, km	Remaining Concession time	Ownership
				Debt+ Equity
San Martin-Tlaxcala-El Molinito Highway	26	9	20%	62
Acapulco Tunnel	3	26	100%	1,217
Corredor Sur Highway, Panama	20	17	100%	2,496
Irapuato-La Piedad Highway PPP	74	17	100%	735
Queretaro-Irapuato Highway PPP	93	18	100%	927
Aqueduct II, Queretaro	108	19	37%	301
Nuevo Necaxa– Tihuatlán Highway	85	29	50%	256
Rio Verde – Ciudad Valles Highway	113	19	100%	321
FARAC first package of tollroads	558	29	20%	9,460
Del Mayab highway***	242	13	100%	1,714
Cd. Acuña Water Treatment Plant	0	12	100%	239

* Unconsolidated affiliate; results included in share of net income in unconsolidated affiliates.

** Proportional consolidation

*** ICA acquired this concession in Mar-08, potential to enlarge concesión period, consideres net debt.

Revenues from Other Concessions increased 82% to Ps. 324 million in 2Q08 from Ps. 178 million in 2Q07. The growth reflects the partial commencement of operations of the Irapuato – La Piedad highway PPP with revenues generated from the availability of several of the highway’s segments; increases in Corredor Sur revenues; the consolidation of revenues from the Mayab Tollroad; and increases in operating and maintenance revenues from the new concessions.

Operating income was Ps. 105 million, compared to Ps. 54 million in the prior-year period, reflecting the increased scale of operations. Adjusted EBITDA reached Ps. 176 million, more than double the 2007 period. The Adjusted EBITDA margin reached 54.4%, compared to 49.1% in the prior year period.

				6 months
(‘000 vehicles per day)	2Q07	2Q08	% Var	2007	2008	% Var
Corredor Sur	77,482	106,316	37	73,710	94,911	29
Acapulco Tunnel	9,125	10,599	16	9,253	10,615	15
Mayab Tollroad	--	2,528	n.a.	--	2,316	n.a.

Corredor Sur average traffic volume in 2Q08 increased 37% to 106,316 transactions per day, compared to 77,482 transactions per day in 2Q07. Revenues were Ps. 101 million, an increase of 29%, as compared to Ps. 79 million in the same period of 2007. Total debt plus equity in the project was Ps. 2,496 million at the end of 2Q08.

The Acapulco Tunnel had an average daily traffic volume of 10,599 vehicles, an increase of 16%, as compared to 9,125 vehicles in the same quarter of 2007. Revenues were Ps. 35 million, an increase of 10% from 2Q07. Total debt plus equity in the project was Ps. 1,217 million at the end of 2Q08.

The Irapuato–La Piedad highway PPP modernization work advanced in 2Q08, with total debt plus equity invested through June 30, 2008 of Ps. 735 million. As of quarter end, Ps. 571 million of the Ps. 580 million project finance term loan had been drawn. Revenues in the second quarter of 2008 were Ps. 88 million.

The Queretaro-Irapuato highway PPP modernization work advanced in 2Q08, and the term financing of Ps. 1,300 million has been arranged. As of June 30 2008, Ps. 554 million had been used, and total debt plus equity invested in the project was Ps. 927 million.

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EARNINGS REPORT

The Mayab tollroad that connects Kantunil to Cancún was acquired in March 2008. Average daily traffic during 2Q08 was 2,528 vehicles, with revenues of Ps. 97 million. As of June 30, 2008, total debt plus equity in the project was Ps. 1,714 million.

Construction Backlog

(Ps. million)	Balance	Months Work*
Balance, March 31, 2008	29,118	18
New contracts and contract additions	12,980	8
Work executed	4,745	3
Balance, June 30, 2008	37,352	24
Projects awarded, but not yet included	1,283	1
Total volume of work awarded	38,635	24
* Based on construction revenues at 2Q08 levels

New construction contract awards and net contract additions were Ps. 12,980 million in 2Q08. The principal new projects were:

•	Line 12 of the Mexico City Metro (Ps. 7,924 million);
•	Rio de los Remedios-Ecatepec tollroad (Ps. 2,672 million); and
•	Rodio projects (Ps. 433 million).

The amounts included above represent only ICA’s proportionate share of the contract value. Construction backlog was Ps. 37,352 million and was the equivalent of 24 months of work at 2Q08 levels. During the second quarter, ICA was also awarded the Tihuatlán – Avila Camacho highway project, with a value of Ps. 1,283 million. However, the contract had not yet been signed as of June 30, 2008.

The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 2Q08, book & burn was 2.7.

INVESTOR RELATIONS	www.ica.com.mx	12/22

EARNINGS REPORT

Balance Sheet

(Ps. million)	June 30,		% Var
	2007	2008
Assets
Cash and Cash Equivalents	6,863	6,004	(13)
Trade and Contract Receivables	9,861	7,692	(22)
Other Receivables	1,054	1,271	21
Inventories	2,001	2,689	34
Other Current Assets	973	1,148	18
Total Current Assets	20,752	18,804	(9)
Long Term Assets	12,004	19,084	59
Total Assets	35,205	44,935	28
Accounts Payable	2,873	2,947	3
Current Debt	5,405	3,340	(38)
Other Current Liabilities	5,018	5,753	15
Total Current Liabilities	13,296	12,039	(9)
Long Term Liabilities	6,996	12,829	83
Stockholders' Equity	14,913	20,066	35
Total Liabilities and Stockholders' Equity	35,205	44,935	28

Total assets as of June 30, 2008 increased by Ps. 9,729 million, total liabilities increased by Ps. 4,576 million, and capital increased by Ps. 5,153 million, as compared to June 30, 2007.

Cash and cash equivalents were Ps. 6,004 million at June 30, 2008, a decrease of 13% as compared to 2Q07. At June 30, 2008, 54% of cash and cash equivalents were in the following subsidiaries: 28% in ICA Fluor, 15% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, and Mayab financings, 9% in Airports, and 1% each in the La Yesca hydroelectric project and in Rodio. This cash generally can only be used by ICA in accordance with each subsidiary’s bylaws or relevant contracts. The remaining 46%, or Ps. 2,759 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of June 30, 2008, 32% represented client advances.

Short-term accounts receivable decreased Ps. 2,169 million, or 22%, principally as a result of the payment of accounts related to the El Cajón hydroelectric project. Civil Construction accounts receivable decreased Ps. 3,294 million, which was partially offset by the increase in Industrial Construction accounts receivable of Ps. 457 million, as a result of advances in the execution of projects. Housing accounts receivable increased Ps. 457 million as compared to 2Q07, as a result of a higher level of activity. Accounts receivable in Infrastructure increased Ps. 232 million, of which Ps. 192 million was an increase in Airports.

Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,492 million, including Package II of the Minatitlan refinery reconfiguration project (Ps. 949 million), the Chicontepec I oil field project (Ps. 280 million), and the Chicontepec II oil field project (Ps. 263 million).

Inventories were Ps. 2,689 million, an increase of Ps. 687 million. Housing accounted for Ps. 637 million of the increase as a result of an increase in land reserves to be developed in the short term.

Long-term assets were Ps. 19,084 million at June 30, 2008, an increase of Ps. 7,080 million, principally as a result of the investments in concessions, which totaled Ps. 16,304 million as of June 30, 2008. This account also includes property, plant and equipment, which increased Ps. 1,554 million as compared to the prior-year period, principally as a result of the acquisition of land reserves by the Airports division. In addition there are long term inventories of Ps. 1,402 million for Housing land reserves.

INVESTOR RELATIONS	www.ica.com.mx	13/22

EARNINGS REPORT

Total assets increased Ps. 9,729 million to Ps. 44,935 million as of June 30, 2008, as compared to Ps. 35,205 million one year earlier.

Total liabilities increased Ps. 4,576 million to Ps. 24,868 million as of June 30, 2008, as compared to Ps. 20,292 million one year earlier, as described in the debt section below.

Shareholders’ equity increased by Ps. 5,153 million as a result of the public placement of shares in September 2008, which offset the 2007 net loss resulting principally from the accounting effects of recognizing a deferred IETU tax liability.

Debt

	June 30,
(Ps. million)	2007	2008	%Var
Short Term	5,405	3,340	(38)
Long Term	6,052	10,135	67
Total Debt	11,457	13,474	18
Total Cash and Cash Equivalents	6,863	6,004	(13)
Total Net Debt	4,594	7,470	63

Total debt increased Ps. 2,017 million to Ps. 13,474 million as of June 30, 2008, as compared to Ps. 11,457 million one year earlier. The increase in total debt is a result of the consolidation of debt of the Mayab tollroad and the contracting of new loans to finance projects under construction. The latter includes the structured long term financing for the Nuevo Necaxa-Tihuatlan highway for Ps. 6,061 million that was completed in 2Q08. These increases were partially offset by the payment of debt related to the El Cajón hydroelectric project and the revaluation of dollar denominated debt as a result of the appreciation of the peso.

Net debt increased Ps. 2,876 million, or 13%, to Ps. 7,470 million as of June 30, 2008 from Ps. 4,594 million one year earlier, as a result of the increase in debt and reduction in cash and cash equivalents.

At June 30, 2008, 25% of ICA’s total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 29% of total debt, and 59% is securities debt.

Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at June 30, 2008.

Debt maturity profile

(Ps. million)	2008	2009	2010	2011	2012-25
Total	2,059	1,090	209	769	9,347

The weighted average interest rate on ICA’s debt during the second quarter was 10.9%, as compared to 11.9% in 2Q07. The reduction in the weighted average interest rate is mainly the result of project financings obtained with lower interest rates and the effect of the revaluation of the peso on interest paid in dollars.

(Ps. million)	2Q07	2Q08
Interest expense included in Integral Financing Cost	259	256
Interest expense included in cost of sales	63	77
Total Interest Expense	323	334
Weighted average debt outstanding	10,880	12,960
Weighted Average Interest Rate	11.9%	10.3%

INVESTOR RELATIONS	www.ica.com.mx	14/22

EARNINGS REPORT

Balance Sheet Accounts of Unconsolidated Affiliates

The following table shows the principal balance sheet accounts of unconsolidated affiliates. The full amounts are shown, not adjusted for ICA’s ownership share in each affiliate.

(Ps. million)	June 30, 2008
Total Assets	51,284
Current Assets	4,086
Long term assets	47,198
Concessions	44,558
Other long term assets	2,640
Total liabilities	34,225
Total debt	32,389
Shareholders’ Equity	17,059

Liquidity and Financial Ratios

The current ratio (current assets/current liabilities) as of the end of 2Q08 was 1.56, unchanged from 2Q07.

(Ps. million)	2Q07	2Q08
Current Ratio	1.56	1.56
Interest Coverage Ratio	2.85	3.15
(Adjusted EBITDA/net interest expense*)
Leverage (Total Debt/Equity)	0.77	0.67

* Includes interest expense included in cost of sales

The interest coverage ratio (Adjusted EBITDA/net interest expense) was 3.15 times in comparison to 2.85 times as of the second quarter 2007.

The leverage ratio (total debt/equity) was 0.67 as of June 30, 2008, as compared to 0.77 at June 30, 2007.

Investments

Investments in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 1,598 million in 2Q08. The principal investments were Ps. 1,136 million in Airports, Ps. 243 million in Construction, Ps. 200 million in Concessions, and Ps. 8 million in Housing.

Conference Call Invitation

ICA invites you to participate in a conference call on July 29, 2008, at 9:30 a.m. (EDT). In order to participate, please call (800) 762-8795 from the U.S. or +1 (480) 248-5085 internationally. The reference code is 3904394. A replay will be available until August 5, 2008 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

INVESTOR RELATIONS	www.ica.com.mx	15/22

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Second Quarter

INVESTOR RELATIONS	www.ica.com.mx	16/22

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Six Months

INVESTOR RELATIONS	www.ica.com.mx	17/22

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Balance Sheet

INVESTOR RELATIONS	www.ica.com.mx	18/22

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Cash Flow Statement

INVESTOR RELATIONS	www.ica.com.mx	19/22

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Segment Information, Second Quarter

INVESTOR RELATIONS	www.ica.com.mx	20/22

EARNINGS REPORT

Notes and disclaimers

Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Principal 2008 Changes in Accounting: ICA implemented several accounting changes as a result of the following changes in Mexican NIFs, which became effective on January 1, 2008:

•

NIF B-10 “Effects of inflation” provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos.

•

INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10”, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

•

NIF D-3 “Employee benefits” includes, among other items, changes in the estimation of current and deferred employees’ statutory profit sharing (PTU), using the method established in NIF D-4 “Income taxes,” and the recognition of career paths of employees when making actuarial calculations.

•

NIF B-2 “Cash flow statements” replaces Bulletin B-12 “Statement of changes in financial condition.” As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA’s management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.2995 per U.S. dollar.

Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

INVESTOR RELATIONS	www.ica.com.mx	21/22

EARNINGS REPORT

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	22/22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer